Exhibit 99.1

TeliaSonera Announces Combined Public Offer and Compulsory Acquisition
for Remaining Shares in NextGenTel in Norway

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 12, 2006--TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) today announced its decision to make a public offer for all issued and outstanding shares in NextGenTel not already owned by TeliaSonera. The price per share offered in the public offer is NOK 65.50 (SEK 79.44). In parallel, TeliaSonera has decided to conduct a compulsory acquisition. The redemption price in the compulsory acquisition is equal to the public offer price.

On May 16, TeliaSonera AB, the leading telecommunications company in the Nordic and Baltic region, acquired 82.3 percent of the shares in NextGenTel Holding ASA, the number two broadband/xDSL provider in Norway. TeliaSonera has subsequently acquired additional 12.7 percent shares over the market, adding its ownership to 95 percent.

Following the acquisition, TeliaSonera today presents a mandatory offer and a compulsory acquisition for the remaining shareholders in NextGenTel. TeliaSonera will pay NOK 65.50 (SEK 79.44) in cash for each remaining share, corresponding to a premium of 38 percent, 35 percent and 31 percent compared to the volume weighted average market price for the last 5,10 and 20 trading days before the acquisition of  the majority of the shares, respectively. Shares not sold in the mandatory offer proceeding will be redeemed under the compulsory acquisition.

The acceptance period for the mandatory offer begins today and expires on July 10, 2006. The objection period under compulsory acquisition begins today and expires on August 14, 2006.The offer document has been distributed to all remaining shareholders of NextGenTel as of June 8, 2006.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had  19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Birgitta Grafstrom, (0)8-713 58 30